

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Ross E. Jeffries, Jr.
Deputy General Counsel
Bank of America Corporation
Bank of America Corporate Center
100 North Tryon Street
Charlotte, NC 28255

Re: **Bank of America Corporation**
Registration Statement on Form S-3
Filed December 8, 2022
File No. 333-268718

Dear Ross E. Jeffries, Jr.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Elizabeth H. Jones, Esq.